Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com

May 27, 2011

VIA ELECTRONIC DELIVERY
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re:	Press Ventures, Inc.
Registration Statement on Form S-1
Filed December 16, 2010
File Number 333-171209

Dear Mr. Schwall:

This letter is in response to your comment letter dated January 12, 2011 to Caroline Johnston, President of Press Ventures, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 filed December 16, 2010.  We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.	The Registration Statement has been marked to reflect changes from the previously filed version.

2.	Where a comment also relates to disclosure appearing elsewhere in the document, appropriate revisions have been made throughout the Registration Statement with respect to all affected disclosure.

3.
Full responses have been provided to each question within the numbered comments.  We have indicated below where in the marked Registration Statement you may find responsive disclosure to each numbered comment.

4.
The Company and its sole officer and director understand that they are responsible for providing current, accurate, consistent and complete disclosure which is crafted to the Company’s particular facts and circumstances.

The business plans of the Company and Dugu Resources, Inc. (“Dugu”) are comparable: to raise money to explore the potential of their respective mineral claims.  The format and disclosure contained in the Company’s registration statement, to the extent of such similarity, parallel the format and disclosure made by Dugu.

U. S. Securities and Exchange Commission
May 27, 2011

Caroline Johnston, the sole officer and director of the Company, was looking to acquire a good potential mineral project.  Ms. Johnston’s parents were both active geologists and exposed Ms. Johnston to mineral exploration projects in her upbringing.  Ms. Johnston’s father, Alexander Homer Johnston (B.Sc. – Geology University of Alberta, Masters Degree in Petroleum Geology – University of Kansas, University of British Columbia -Economics), worked at Union Oil Company of California as a head exploration geologist and discovered the Obed Marsh Coal Mine and has worked in the industry throughout Alberta and British Columbia. Ms. Johnston’s mother, Doris Johnston, was the first female graduate in Geology at the University of Calgary. She worked at the University of Calgary in the Department of Geology and Geophysics where she did research and taught in her sedimentary petroleum geology lab. Doris Johnston held gold claims in southern Alberta (Beaver Mines area) where she completed the first phase geology work. Caroline Johnston has visited several exploration sites in British Columbia and Alberta with her parents and collected rock samples for assays. The Registration Statement has been supplemented (at page 18) to disclose Ms. Johnston’s background in the mining industry.

In looking to acquire a mineral claim for exploration, Ms. Johnston contacted her cousin who is active in the mineral exploration business in Canada.  Her cousin had no mineral claims of his own available for sale but contacted colleagues in the industry and evaluated several available claims, the most promising of which was the Tara claim owned by Mr. Iqbal Boga.  Mr. Boga had purchased the Tara Claim in 2006 from a prospector who deemed the Claim to have potential.  Mr. Boga retained a geologist, John Ostler, to prepare a technical report with a recommended work program. Mr. Ostler prepared a report on the Tara property dated October 24, 2010. Ms. Johnston’s cousin introduced her to Mr. Boga.  Ms. Johnston formed the Company for the purpose of acquiring the Claim, and the Company purchased the Claim from Mr. Boga.  (The Registration Statement has been supplemented, at page 19, to provide a brief description of how Ms. Johnston learned of the claim and decided to pursue it.)  Following the Company’s acquisition of the Tara Claim from Mr. Boga and its decision to proceed with a public offering to raise funds for exploration of the Claim, Mr. Boga advised Ms. Johnston that he was familiar with another mineral exploration company which had recently begun the public offering process (Dugu).  Mr. Boga was familiar with Dugu through his relationship with Mr. Zachery Dingsdale.  Mr. Boga and Mr. Dingsdale serve as officers and/or directors of several mineral exploration companies listed on the TSX Venture Exchange. Mr. Boga was aware that Mr. Dingsdale had recently formed Dugu and was in the process of registering a public offering of its securities.  Mr. Boga directed Ms. Johnston to the SEC website to review to review the Dugu registration statement as a sample document for a company with a business plan essentially equivalent to that which she intended for the Company.  Ms. Johnston prepared the initial draft of the registration primarily based on the Dugu format and, at the suggestion of Mr. Boga and Mr. Dingsdale, retained Synergy Law Group, LLC, the law firm which represented Dugu.

On March 26, 2011, Mr. Ostler provided a revised report on the Tara property. Mr. Ostler advises that the only significant differences between the October 2010 report and the March 2011 report are as follows:

(1)           The March 2011 report provides a more extensive discussion of the possible porphyry molybdenum potential of the property;

(2)           The March 2011 report contains a budget and more detailed description of the second phase of recommended work as requested; and

(3)           The March 2011 report was revised to comply with Canadian rules and guidelines (National Instrument 43-101 of the Standards of Disclosure for Mineral Projects) as required by Canadian engineering associations with respect to reports that may become available to the public that were written by Canadian engineers and geoscientists if the property is located in Canada or any of the directors of the client company are residents of Canada.

5.	The Registration Statement has been supplemented to clarify the fact that the Company has not yet initiated exploration activity. These disclosures appear on pages 3, 4, 6, 7, 8, 9, 18, 19 and 28.

References to “our” geologist have been expanded to disclose that the geologist is an independent consultant of the Company (pages 3, 8, 20, 28, and 29).

The reference that our geologist oversees the program has been revised (pages 20 and 23) to provide that the geologist will oversee the program.

The typographical error on page 27 referring to Ms. Johnston as “him” has been corrected.

U. S. Securities and Exchange Commission
May 27, 2011

6.
The Company has decided that it will not proceed with the Offering if all of the offered Shares are not sold because in such event the Company would likely be unable to implement its business plan.  The Registration Statement on pages 1, 3, 4, 5, 10, 13, 15 and 17 has been modified to reflect this change.  The form Subscription Agreement (Exhibit 10.2) has likewise been revised and filed along with the Registration Statement.

7.
The Company has engaged its consulting geologist to provide an updated report which includes a budget for a phase two exploration program. The second phase exploration program is disclosed on pages 10, 23, 24 and 19 of the Registration Statement.  The updated Geologist’s Report is filed as Exhibit 99.1 to this Registration Statement.

8.	The cover page has been revised to disclose when the Offering will end. The termination date of the Offering also appears on pages 4 and 15.

9.
With respect to the verbal agreement regarding the $10,000 loan, the disclosure language of the Registration Statement has been revised on pages 3, 5 and 30 to provide that Ms. Johnston is currently willing to advance a maximum of $10,000 to the Company in the event that the proceeds of this Offering are insufficient to commence phase one of the exploration program and such an advance from Ms. Johnston would enable the Company to do so.  Ms. Johnston is currently willing to make such a loan because of her personal interest in pursuing a mineral exploration project.  Ms. Johnston is not obligated to make such a loan.  Her indication of willingness does not rise to the level of a contract and is not enforceable.

10.           With respect to the information requested by Comment 10:

•	Caroline Johnston prepared the initial draft of the registration statement and forwarded it to Synergy Law Group, LLC, who suggested certain revisions.

•	Ms. Johnston prepared the registration statement based on:

o	Previously filed registration statements on the SEC website including the registration statement of Dugu

o	Form S-1

o	General Instructions to Form S-1

o	Regulation S-K

•	Ms. Johnston created the business plan based upon the technical report of the consulting geologist.

•	The Company was created at the direction of Ms. Johnston for the purpose of purchasing the Claim and raising funds to pursue its exploration as described above.

•
No one who participated in the preparation of the registration statement has visited the subject property.  Disclosure in the registration statement has been supplemented on pages 3 and 8 to emphasize this point.

11.	The Company has no current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

12.	On page 19 of the Registration Statement, the Company has provided disclosure regarding the circumstances surrounding Ms. Johnston’s introduction to Mr. Boga.

13.
The information below has been supplied by Mr. Ostler, Mr. Boga, Ms. Baracy and SLG. The following table sets forth information as to US companies which each have worked with during the last five years. Mr. Ostler reports that since May 2006, almost all of his clients have been Canadian. Mr. Ostler's only US clients are the companies for which he has been retained by Iqbal Boga or Zachery Dingsdale. With respect to the companies referenced by SLG and Ms Baracy below, SLG and Ms. Baracy did not represent any such issuers (a) at the time the entities were created; (b) in connection with an alteration of their business; (c) in connection with a registration statement filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 or the Securities and Exchange Act of 1934; or (d) when they became delinquent filers.  However, for purposes of full disclosure, SLG and Ms. Baracy have included such companies in its response as companies that they have “worked with” in connection with  providing legal services for corporate transactions and corporate governance issues to such issuers.

U. S. Securities and Exchange Commission
May 27, 2011

Name	Number of Companies which began as mining companies and altered their business	Number of Companies which began as mining companies and named a new control person	Number of Companies which began as mining companies and ceased mining activities	Number of Companies which began as mining companies and became a delinquent filer	Number of Companies which began as mining companies and reported proven and probable reserves
John Ostler	1	1	11	11	01
I. J. Boga	2	2	22	12	02
Kristen Baracy or Synergy Law Group	53	67	54	25	06

1 As to this matter, Mr. Ostler has no personal knowledge.  This response is based solely on such issuer’s filings with the US Securities and Exchange Commission (the “SEC”) found on the EDGAR database.

2 As to this matter, Mr. Boga has no personal knowledge.  This response is based solely on such issuers’ filings with the SEC found on the EDGAR database.

3 SLG has personal knowledge as to two such issuers; as to the other three issuers, of which SLG has no personal knowledge, this response is based solely upon such issuers’ filings with the SEC found on the EDGAR database.

4 SLG has personal knowledge as to one such issuer; as to the other four issuers, of which SLG has no personal knowledge, this response is based solely upon such issuers’ filings with the SEC found on the EDGAR database.

5 As to this matter, SLG has no personal knowledge.  This response is based solely upon such issuer’s filings with the SEC found on the EDGAR database.

6 SLG has personal knowledge as to current clients only; responses as to other such issuers are based solely upon such issuers’ filings with the SEC found on the EDGAR database.

7 SLG and Ms. Baracy did not prepare any registration statements for any of these companies. SLG was engaged as counsel for these companies in various aspects of sales transactions in which stock of such companies was sold and a new control person was appointed in connection with the transactions.

Property Description and Location, page 20

14.
The Registration Statement contains a statement on page 19 as to why the Company decided to purchase this particular claim.  Neither Ms. Baracy nor Mr. Ostler had any involvement in identifying the mineral claim. As disclosed on page 19, Mr. Ostler was engaged as an independent consulting geologist to assess the Property for mineral occurrences. Mr. Ostler's first knowledge of the existence of Press Venures Inc. and Ms. Caroline Johnston was when Mr. Boga retained him to prepare the report on the property. Mr. Boga’s involvement in identifying the mineral claim is disclosed on page 19.

15.	The Registration Statement on page 19 contains a statement as to why the Tara Property was chosen.

Mr. Boga’s involvement in identifying the claim is disclosed on page 19.

Mr. Ostler was not involved in identifying the mineral claim or in the current ownership structure of the Tara Property.

U. S. Securities and Exchange Commission
May 27, 2011

Ms. Baracy was not involved in identifying the mineral claim, selecting and retaining Mr. Ostler as the consulting geologist or establishing the current ownership structure of the Tara Property.

Undertakings, page II-2

16.	The Registration Statement includes the undertaking required by Item 512(a)(6) of Regulation S-K.

Other Information

The Company has updated its financial statements through the quarter ended April 30, 2011. The updated financial statements begin on page F-11 of the Registration Statement. The financial information throughout the Registration Statement has been updated including (among other places) the Summary Financial Information and the Management Discussion and Analysis, which appear on pages 4 and 28, respectively.

Finally, the Company has renewed the mining claim which was scheduled to expire May 20, 2011. The new expiration date appears on page 19 of the Registration Statement.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

U. S. Securities and Exchange Commission
May 27, 2011

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated January 12, 2011.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Kristen A. Baracy